SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 1)1

                                  ALICO, INC.
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                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                  016230 10-4
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                                 (CUSIP Number)

                               John R. Alexander
                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                           Telephone: (863) 679-9595
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                         Charles W. Mulaney, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                August 25, 2004
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)
______________

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   016230 10-4                   13D                Page 2 of 4 Pages
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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                         (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              FL
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                   ------------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                3,493,777 (See Item 5)
 REPORTING                     ------------------------------------------------
  PERSON                        9      SOLE DISPOSITIVE POWER
   WITH                                0
                               ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       3,493,777 (See Item 5)

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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48.0% (See Item 5)
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    14        TYPE OF REPORTING PERSON
              CO
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

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CUSIP No.  016230 10-4                   13D                Page 3 of 4 Pages
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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                         (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NV
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                   ------------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                3,493,777 (See Item 5)
 REPORTING                     ------------------------------------------------
  PERSON                        9      SOLE DISPOSITIVE POWER
   WITH                                0
                               ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       3,493,777 (See Item 5)
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.0% (See Item 5)
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              TYPE OF REPORTING PERSON
    14        OO

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

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CUSIP No.  016230 10-4                    13D                Page 4 of 4 Pages
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         This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004 (the "Schedule 13D"), by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company. Except as indicated in this Amendment No. 1, all other information set forth in the
Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

         On August 25, 2004, ABT requested that the Issuer consider a restructuring. ABT did not propose the specific terms of a transaction, but ABT discussed with the Issuer's Board of Directors the advisability of combining ABT's cattle ranch, citrus operations and other acreage with the Issuer's business with the Issuer remaining a public company. As part of such a possible restructuring, ABT urged the Issuer to consider paying a special cash dividend to all of the Issuer's stockholders and merging ABT with the Issuer or one of its subsidiaries with shareholders of ABT receiving shares of Common Stock in the merger.

         On August 26, 2004, the Issuer announced that its Board of Directors formed a special committee of independent directors to analyze a possible restructuring.

Item 5.  Interest in Securities of the Issuer.

         Subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) According to the Issuer's quarterly report on Form 10-Q for the nine months ended May 31, 2004, as filed with the Securities and Exchange Commission on July 14, 2004, there were 7,284,755 shares of Common Stock issued and outstanding on June 30, 2004. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,493,777 shares of Common Stock (representing approximately 48.0% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2004


                                      ATLANTIC BLUE TRUST, INC.


                                      By: /s/ John R. Alexander
                                         -------------------------------------
                                         Name:  John R. Alexander
                                         Title: President


                                      ALICO HOLDING, LLC


                                      By: /s/ John R. Alexander
                                         -------------------------------------
                                         Name:  John R. Alexander
                                         Title: Manager